UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

November 5, 2008

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

NEW GENERATION BIOFUELS HOLDINGS, INC.

File No. 001-34022; CF Control No. 22639

New Generation Biofuels Holdings, Inc. submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from an exhibit to a Form 8-K filed September 18, 2008 and amended October 17, 2008.

Based on representations by New Generation Biofuels Holdings, Inc. that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to disclose it publicly. Accordingly, excluded information from the following exhibit will not be released to the public for the time period specified:

Exhibit 10.2 through September 12, 2013.

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Pamela A. Long
Assistant Director